Exhibit 21.1

SHOCKWAVE MEDICAL, INC.

Subsidiary Name	Jurisdiction of Incorporation

Neovasc Inc.	Canada
Neovasc Tiara Inc.	Canada
SWAV CR Sociedad de Responsabilidad Limitada	Costa Rica
Shockwave Medical France SàRL	France
Shockwave Medical GmbH	Germany
Neovasc GmbH	Germany
Shockwave Medical India Private Limited	India
Shockwave Medical Ireland Limited	Ireland
Shockwave Medical Italy S.R.L.	Italy
Shockwave Medical Japan KK	Japan
Shockwave Medical Portugal, Unipessoal Lda.	Portugal
Genesis Shockwave Private Limited	Singapore
SWAV Medical Spain, S.L.	Spain
Shockwave Medical UK Limited	United Kingdom